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                             December 9, 2020

       Alberto Ardura Gonz  lez
       Chief Executive Officer
       Bite Acquisition Corp.
       30 West Street, No. 28F
       New York, NY 10004

                                                        Re: Bite Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
12, 2020
                                                            CIK 0001831270

       Dear Mr. Ardura Gonz  lez:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Market Opportunity, page 4

   1. We note your use of industry data in various statements here and elsewhere in your prospectus. Please
ensure that you have disclosed your support for all such statements, including the names and
dates of third party sources.
       The Offering, page 9

   2. You disclose at page 11 and elsewhere in your prospectus that if a registration statement covering the shares of
common stock issuable upon exercise of the warrants is not
                                                        effective within a
specified period following the consummation of your initial business
 Alberto Ardura Gonz  lez
FirstName LastNameAlberto   Ardura Gonz  lez
Bite Acquisition Corp.
Comapany9,
December   NameBite
             2020    Acquisition Corp.
December
Page 2    9, 2020 Page 2
FirstName LastName
         combination, warrant holders may exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. Please disclose this "specified period."
Risk Factors
If we are unable to consummate a business combination, our public stockholders may be forced to wait more than 24 months..., page 21

3. We note that your certificate of incorporation will provide that you will have only 24 months from the closing of this offering to complete an initial business combination. We further note disclosure at page 12 and elsewhere in your prospectus that your sponsor, initial stockholders, officers and directors have agreed that they will waive their conversion rights with respect to their founder shares, private shares and public shares in connection with a stockholder vote to approve an amendment to your amended and restated certificate of incorporation (A) to modify your obligations with respect to conversion rights as described in this prospectus or (B) with respect to any other provision
         relating to stockholders    rights or pre-initial business combination
activity. Please revise
         this risk factor to clarify that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.
Our initial stockholders will control a substantial interest in us and thus may influence certain actions requiring a stockholder vote..., page 31

4. Please disclose in this risk factor the number of public shares sold in this offering required to approve a proposed business combination. Please reflect in such disclosure the agreements by your sponsor, officers, directors, initial stockholders and EarlyBirdCapital, as applicable, to vote their shares in favor of any proposed business combination.
5. Please disclose in this risk factor that only holders of the founder shares have the right to vote on the election of directors prior to your initial business combination.
Use of Proceeds, page 40

6. We note your disclosure at page 97 that you will pay EarlyBirdCapital a cash fee for advisor services upon the consummation of your initial business combination in an amount up to "3.5% of the gross proceeds of this offering (exclusive of any applicable
         finders    fees which might become payable)." If applicable, please
revise your use of
         proceeds table to include the 3.5% fee payable to EarlyBirdCapital as part of the funds held in the trust account. Also revise to disclose the finders' fees that you may be obligated to pay certain parties who assist you in completing your initial business combination.
 Alberto Ardura Gonz  lez
Bite Acquisition Corp.
December 9, 2020
Page 3

        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                        Sincerely,
FirstName LastNameAlberto Ardura Gonz  lez
                                                        Division of Corporation
Finance
Comapany NameBite Acquisition Corp.
                                                        Office of Energy &
Transportation
December 9, 2020 Page 3
cc:       Jason Simon, Esq.
FirstName LastName